January 9, 2007

VIA EDGAR and OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Attn: Kathleen Collins

Accounting Branch Chief

Office of Commissioner

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merge Technologies Incorporated
Form 10-K For the Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006
and September 30, 2006
File No. 0-29486

Dear Ms. Collins:

We are transmitting for your review the response of Merge Technologies Incorporated (the “Company”, “we”, “us” or “our”) to the comment contained in the Staff’s letter to the Company dated December 21, 2006. For convenience of reference, we have reproduced the Staff’s comment in italics below, and included our response after the comment.

Prior Comment no. 3

1.               We note your response to our prior comment number 3 and it does not appear that you have addressed all the points in our comment.  Confirm to us that your estimates of costs to complete and extent of progress towards completion of engagements accounted for under the percentage-of-completion method are reasonably dependable.  We refer you to paragraph .05 of SOP 81-1.  Further, as requested in our prior comment, tell us the significance of revisions to estimates for each fiscal year presented and the impact of those revisions on revenue reported in the period the estimate was recorded and the period in which it was revised.

We confirm to you that our estimates of costs to complete and extent of progress towards completion of engagements accounted for under the percentage-of-completion method are reasonably dependable.

Because we use the cumulative catch-up method of accounting for changes, which method requires us to account for the change in estimate within the period of change, we do not adjust previously issued financial information to reflect the impact of a revision of an estimate.  For contracts in which the result of our revision of total estimated hours to complete was an increase compared to the original estimate, the impact in the period of revision would have been to record less revenue than had the original estimate been used.  Similarly, for contracts in which he result of our revision of total estimated hours to complete was a decrease compared to the original estimate, the impact in the period of revision would have been to record more revenue than had the original estimate been used.  We do not believe that changes to estimates made in fiscal years 2004 and 2005 materially impact revenue recognized in prior years.  We base our conclusion on the following analysis, the format of which is based on the discussion between you and me on January 4, 2007:

•                  For our analysis of projects completed in 2005, which indicated that three of 21 contracts had significant estimate adjustments when comparing original estimate to actual hours incurred, the impact to 2004 revenue recognized (had the original estimate equaled actual hours incurred) would have been to decrease revenue recorded by approximately $280,000 or 1% of total 2004 revenue.

•                  For our analysis of projects completed in 2004, which indicated that seven of 33 contracts had significant estimate adjustments when comparing original estimate to actual hours incurred, the impact to 2003 revenue recognized (had the original estimate equaled actual hours incurred) would have been to decrease revenue recorded by less than $10,000 or less than one-half of one percent of that year’s revenue.

•                  As requested, we confirm that non-significant adjustments to estimates for all other contracts included in the above two analysis, if aggregated, would not have a material impact to revenue recorded in the respective fiscal periods above.

We believe the response above fully addresses the comments contained in the Staff’s December 21 letter. Please call me at (414) 977-4000 if you have any questions regarding our response.

Sincerely,

/s/  Steven M. Oreskovich

Steven M. Oreskovich, Chief Accounting Officer

  for Merge Technologies Incorporated

cc:	Kenneth D. Rardin, Chief Executive Officer
Steve Norton, Chief Financial Officer
Doug Newkirk, General Counsel